UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 5)*

INTEGRA RESOURCES CORP.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
45826T103
(CUSIP Number)
May 10, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45826T103

1	NAMES OF REPORTING PERSONS. Coeur Mining, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4(c))
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 (See Item 4(c))
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See Item 4(b))
12	TYPE OF REPORTING PERSON CO

CUSIP No. 45826T103

This statement on Schedule 13G/A (this "Statement") is being filed by Coeur Mining, Inc. ("Coeur") to amend its Schedule 13G originally filed on September 18, 2020 and amended October 30, 2020, December 31, 2020, December 31, 2021, and December 31, 2022 and relates to the shares of common stock, no par value ("Common Stock") of Integra Resources Corp. ("Integra"), a Canadian corporation.

Item 1(a).    Name of Issuer:

        Integra Resources Corp.

Item 1(b).    Address of Issuer’s Principal Executive Offices:
Suite 1050
400 Burrard Street
Vancouver, BC, V6C 3A6

Item 2(a).    Name of Persons Filing:

        Coeur Mining, Inc.

Item 2(b).    Address of Principal Business Office, or if None, Residence:
        200 S. Wacker Drive, Suite 2100
        Chicago, Illinois 60606

Item 2(c).    Citizenship:

        Delaware

Item 2(d).    Title of Class of Securities:
        Common Shares, no par value

Item 2(e).    CUSIP Number:
192108504

CUSIP No. 45826T103

Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)☐  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)☐  An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F);
(g)☐  A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)☐  A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)☐  Group in accordance with §240.13d-1(b)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned:
As of May 10, 2023, Coeur may be deemed to be the beneficial owner of an aggregate of 0 shares of Common Stock, representing 0% of the class of Common Stock.

(b)    Percent of class:
0% (based on 79,763,689 shares of Common Stock outstanding as of December 31, 2022).

    (c)    Number of shares as to which the person has:
        (i)    Sole power to vote or to direct the vote:
            0 (see Item 4(a))
        (ii)    Shared power to vote or to direct the vote:
            -0-
        (iii)    Sole power to dispose or to direct the disposition of:
            0 (see Item 4(a))
        (iv)    Shared power to dispose or to direct the disposition of:
            -0-

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

CUSIP No. 45826T103

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

    Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

    Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

    Not Applicable.

Item 9.    Notice of Dissolution of Group.

    Not Applicable.

Item 10. Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45826T103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify as of May 16, 2023 that the information set forth in this statement is true, complete and correct.

COEUR MINING, INC.

By: /s/ Thomas S. Whelan
Name: Thomas S. Whelan
Title: Senior Vice President and Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).